UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

David J. Field

c/o Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Name Of Reporting Person David J. Field
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship Or Place Of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,726,776
	8.	Shared Voting Power 1,360,448
	9.	Sole Dispositive Power 2,726,776
	10.	Shared Dispositive Power 1,360,448
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 4,087,224
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 293639100

This Amendment No. 4 on Schedule 13D/A (“Amendment No. 4”) is being filed by David J. Field to amend and supplement the Schedule 13D originally filed on November 12, 2008 (the “Original Schedule 13D”) by David J. Field. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following supplemental information:

On February 2, 2017, Entercom Communications Corp. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CBS Corporation, a Delaware corporation (“CBS”) and CBS Radio Inc., a Delaware corporation and an indirect wholly owned subsidiary of CBS (“CBS Radio”) and Constitution Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other things, Merger Sub will merged with and into CBS Radio, with CBS Radio continuing as the surviving corporation, and a wholly owned subsidiary of the Company.

In addition, on February 2, 2017, David J. Field, Joseph M. Field and Marie Field entered into a side letter agreement with the Company (the “Side Letter”), pursuant to which such shareholders agreed to, immediately prior to the closing of the transactions contemplated by the Merger Agreement, convert a specified amount of Company Class B Common Stock into Company Class A Common Stock, and to certain restrictions on the transfer of the Company Class B Common Stock and Company Class A Common Stock held by such shareholders (with exceptions for certain estate planning transfers and other transfers described therein) for a period of nine months after closing of the Merger. Such shareholders also agreed to automatically convert certain of their shares of Company Class B Common Stock into shares of Company Class A Common Stock upon the occurrence of certain events, subject to the terms and conditions of the Side Letter.

The foregoing description of the Side Letter does not purport to be complete and is qualified in its entirely by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	Amount Beneficially Owned:	4,087,224

David J. Field beneficially owns 4,087,224 shares which includes: (i) 1,837,526 shares of Class A common stock for which David J. Field is the record holder; (ii) 749,250 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which David J. Field is the record holder; (iii) 140,000 shares of Class A common stock which may be acquired through the exercise of options; and (iv) 1,360,448 shares of Class A common stock held of record by David J. Field as co-trustee of three trusts.

(b)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote:	2,726,776

	(ii) shared power to vote or to direct the vote:	1,360,448

	(iii) sole power to dispose or to direct the disposition of:	2,726,776

	(iv) shared power to dispose or to direct the disposition of:	1,360,448

CUSIP No. 293639100

(c) David J. Field effected the following transactions in open market transactions on the New York Stock Exchange through a broker during the past sixty days:

Date of Transaction	Number of Shares sold	Weighted Average Price Per Share (*)	Sale Price Range (*)
12/12/2016	22,089	$15.5398	$15.30 - 16.00
12/13/2016	38,616	$15.4191	$15.15 - 15.75
12/14/2016	19,779	$15.3429	$15.15 - 15.55
12/15/2016	35,893	$15.3816	$15.05 - 15.75
12/16/2016	40,000	$15.2621	$15.05 - 15.50
12/19/2016	33,543	$15.214	$15.00 - 15.45

(*)	Upon request, the reporting person will provide the Staff with full information regarding the number of shares sold at each separate price.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following supplemental information:

Item 4 above summarizes certain provisions of the Side Letter and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D/A, and is incorporated by reference herein.

Except as set forth herein, the reporting person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Side Letter Agreement, dated as of February 2, 2017 by and between Entercom Communications Corp and Joseph M. Field, Marie Field and David J. Field (incorporated by reference to Exhibit H to the Merger Agreement, which is filed as Exhibit 2.1 to the Current Report on Form 8-K, dated February 3, 2017 filed by Entercom Communications Corp.).

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017
Date

/s/ David J. Field
Signature

David J. Field
Name/Title